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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 North Ameritrade Place
(No. and Street)

Bellevue	NE	68005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber — (402) 827-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

220 S 6th	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

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OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade, Inc. as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title


GENERAL NOTARY-State of Nebraska
NANCY L. LOWREY
My Comm. Exp. May 04, 2012

11-11-10

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (bound under a separate cover).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Consolidated Statement of Financial Condition

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
SEC File Number: 8-23395
September 30, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

TD Ameritrade, Inc.

(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD Ameritrade, Inc.

We have audited the accompanying consolidated statement of financial condition of TD Ameritrade, Inc. (the Company) as of September 30, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of TD Ameritrade, Inc. at September 30, 2010, in conformity with U.S. generally accepted accounting principles.


Ernst & Young LLP

Minneapolis, Minnesota
November 23, 2010

TD Ameritrade, Inc.

(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition

(In Thousands, Except Share Amounts)

September 30, 2010

Assets	
Cash and cash equivalents	$ 97,035
Receivable from brokers, dealers, and clearing organizations	13,740
Receivable from affiliated clearing broker-dealer	24,460
Receivable from affiliates	44,195
Other receivables, net of allowance for doubtful accounts of $121	12,454
Securities owned, at fair value	215,633
Property and equipment, net of accumulated depreciation and amortization of $23,150	39,505
Goodwill	2,360,485
Acquired intangible assets, net of accumulated amortization of $279,157	896,884
Deferred income taxes	9,915
Other assets	6,862
Total assets	$ 3,721,168
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 146,136
Payable to affiliates	5,562
Deferred income taxes, net	335,185
Total liabilities	486,883
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, issued, and outstanding	–
Additional paid-in capital	3,217,959
Retained earnings	16,424
Accumulated other comprehensive loss	(98)
Total stockholder's equity	3,234,285
Total liabilities and stockholder's equity	$ 3,721,168

See accompanying notes.

1. Basis of Presentation and Nature of Operations

Basis of Presentation

The consolidated statement of financial condition includes the accounts of TD Ameritrade, Inc. and its wholly owned subsidiary (collectively, the Company). Intercompany balances and transactions have been eliminated. The Company is an indirect wholly owned subsidiary of TD Ameritrade Holding Corporation (the Parent) through the Company's immediate parent TD Ameritrade Online Holdings Corp. (TDAOH). On May 26, 2010, TDAOH contributed net assets to the Company, in connection with the ultimate transfer of an affiliate's introducing broker-dealer business to the Company. The consolidated statement of financial condition includes material related-party transactions with affiliated companies. The Company evaluated subsequent events through November 23, 2010, the date on which the consolidated statement of financial condition was available to be issued.

Nature of Operations

The Company is an introducing securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various securities exchanges. In addition, the Company is registered as a futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of, and the corresponding services functions are regulated by, the National Futures Association (NFA). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA, and securities exchanges in which it maintains membership.

The Company clears its securities transactions on a fully disclosed basis through its primary clearing broker, TD Ameritrade Clearing, Inc. (TDAC), an indirect wholly owned subsidiary of the Parent, and Penson Financial Services.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amounts of cash and cash equivalents on the consolidated statement of financial condition approximate fair value.

Receivable From Brokers, Dealers, and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations primarily consists of cash deposits and receivables from revenues earned, net of expenses incurred, from client transactions conducted through clearing brokers.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value. Securities sold, not yet purchased is included in accounts payable and accrued liabilities on the consolidated statement of financial condition.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful service lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. Significant Accounting Policies (continued)

Goodwill

The Parent and TDAOH have recorded goodwill for purchase business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from certain business combinations has been pushed down to the Company. The Company tests goodwill for impairment on at least an annual basis. In performing the impairment tests, the Company utilizes quoted market prices of the Parent's common stock to estimate the fair value of the consolidated Parent. The consolidated Parent's estimated fair value is then allocated to the Parent's subsidiaries and is compared with the book value of the subsidiaries. No impairment charges resulted from the annual impairment test as of September 30, 2010.

Amortization of Acquired Intangible Assets

Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from two to 23 years.

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. Long-lived assets classified as "held for sale," if any, are reported at the lesser of carrying amount or fair value less cost to sell.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the consolidated statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is

2. Significant Accounting Policies (continued)

expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Recently Adopted Accounting Pronouncements

On October 1, 2009, the Company adopted Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures*, for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the consolidated statement of financial condition on a recurring basis. In January 2010, the Company adopted Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements.* ASU 2010-06 requires new disclosures and clarifies existing disclosure requirements about fair value measurements as set forth in ASC 820-10. The adoption of ASC 820-10 and ASU 2010-06 did not have a material impact on the Company's consolidated statement of financial condition.

3. Goodwill and Acquired Intangible Assets

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the fiscal year ended September 30, 2010 (in thousands):

	Goodwill	Acquired Intangible Assets
Balance as of September 30, 2009	$ 1,915,046	$ 806,360
Contribution of thinkorswim, Inc. introducing broker-dealer business from TDAOH *(Note 10)*	445,439	159,820
Amortization of intangible assets	–	(69,296)
Balance as of September 30, 2010	$ 2,360,485	$ 896,884

3. Goodwill and Acquired Intangible Assets (continued)

Acquired intangible assets consist of the following as of September 30, 2010 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Client relationships	$ 1,167,400	$ (276,868)	$ 890,532
Trade names	4,904	(1,648)	3,256
Non-competition agreement	3,737	(641)	3,096
	$ 1,176,041	$ (279,157)	$ 896,884

4. Property and Equipment

Property and equipment consists of the following as of September 30, 2010 (in thousands):

Leasehold improvements	$ 48,135
Computer equipment	3,537
Other equipment, furniture, and fixtures	10,983
	62,655
Less accumulated depreciation and amortization	(23,150)
Property and equipment, net	$ 39,505

5. Income Taxes

As of September 30, 2010, temporary differences between the consolidated statement of financial condition carrying amounts and tax bases of assets and liabilities arise primarily from property and equipment, goodwill, acquired intangible assets, stock-based compensation, auction rate securities, unrealized tax gains on the insured deposit account agreement described in Note 10, the federal impact of state uncertain tax positions, and certain accrued liabilities.

Deferred income taxes consist of the following as of September 30, 2010 (in thousands):

Deferred tax liabilities	$ 405,795
Deferred tax assets	(80,525)
Net deferred tax liabilities	$ 325,270

5. Income Taxes (continued)

Included in deferred tax assets above as of September 30, 2010, is approximately $9.9 million of deferred tax benefits relating to intangible asset amortization deductions expected to be claimed in various state taxing jurisdictions, which may not be offset by deferred tax liabilities arising from different taxing jurisdictions on the consolidated statement of financial condition. This amount is presented separately as an asset on the consolidated statement of financial condition.

The Company did not record a valuation allowance against its deferred tax assets as of the beginning or end of fiscal 2010, as the Company believes it is more likely than not that there is an ability to realize its deferred tax assets.

The Company's income tax returns are subject to review and examination by federal, state, and local taxing authorities. The federal returns for 2007 through 2009 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. It is reasonably possible that the gross unrecognized tax benefits as of September 30, 2010 could decrease by up to $21.1 million ($13.7 million net of the federal benefit on state matters) within the next twelve months as a result of settlements of certain examinations or expiration of the statute of limitations with respect to other tax filings.

As of September 30, 2010, accrued interest and penalties included in accounts payable and accrued liabilities was $4.3 million.

6. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company has elected to use the alternate method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances, as defined. The Company is also subject to Commodity Futures Trading Commission Regulation 1.17 under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital to be the greater of its SEC and FINRA net capital requirement or $1.0 million. At September 30, 2010, the Company had net capital of $142.9 million, which was $141.9 million in excess of the required net capital of $1.0 million.

6. Capital Requirements (continued)

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

During the Company's current year audit, a material inadequacy was identified and was reported by the independent auditors. A copy of such report and comments is currently available for clients' inspection at the principal office of the SEC in Washington, D.C., and at the regional office of the SEC in Denver, Colorado.

7. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

8. Commitments and Contingencies

Lease Commitments

The Company leases office space and certain computer and office equipment under non-cancelable operating leases. The Company also sublets office space under non-cancelable subleases. Future minimum rental commitments under such leases and subleases are as follows (in thousands):

	Leases	Subleases
Year ending September 30:		
2011	$ 19,791	$ (53)
2012	18,361	–
2013	17,975	–
2014	16,672	–
2015	15,268	–
Thereafter through 2021	54,968	–
	$ 143,035	$ (53)

8. Commitments and Contingencies (continued)

Legal and Regulatory Matters

Spam Litigation – A purported class action, captioned *Elvey v. TD Ameritrade, Inc.*, was filed on May 31, 2007 in the United States District Court for the Northern District of California. The complaint alleges that there was a breach in the Company's systems, which allowed access to e-mail addresses and other personal information of account holders, and that as a result, account holders received unsolicited e-mail from spammers promoting certain stocks and have been subjected to an increased risk of identity theft. The complaint requests unspecified damages and injunctive and other equitable relief. A second lawsuit, captioned *Zigler v. TD Ameritrade, Inc.*, was filed on September 26, 2007, in the same jurisdiction on behalf of a purported nationwide class of account holders. The factual allegations of the complaint and the relief sought are substantially the same as those in the first lawsuit. The cases were consolidated under the caption *In re TD Ameritrade Accountholders Litigation.* The Company hired an independent consultant to investigate whether identity theft occurred as a result of the breach. The consultant conducted four investigations from August 2007 to June 2008 and reported that it found no evidence of identity theft. On November 15, 2010, TD Ameritrade, Inc. and plaintiffs Richard Holober and Brad Zigler entered into a proposed class settlement agreement and the plaintiffs filed a motion with the Court for preliminary approval. Under the proposed settlement, the Company will pay no less than $2.5 million in settlement benefits to eligible members of the settlement class. Total compensation to be paid to all claimants will not exceed $6.5 million inclusive of any award of attorneys' fees and costs. In addition, the proposed settlement agreement provides that the Company will retain an independent information technology security consultant to assess whether the Company has met certain information technology security standards. The proposed settlement is subject to final approval by the Court.

Reserve Fund Matters – During September 2008, The Reserve, an independent mutual fund company, announced that the net asset value of the Reserve Yield Plus Fund declined below $1.00 per share. The Yield Plus Fund is not a money market mutual fund, but its stated objective was to maintain a net asset value of $1.00 per share. The Company's clients hold shares in the Yield Plus Fund, which is being liquidated by The Reserve.

8. Commitments and Contingencies (continued)

On July 23, 2010, The Reserve announced that through that date it had distributed approximately 94.8% of the Yield Plus Fund assets as of September 15, 2008, and that the Yield Plus Fund had approximately $39.7 million in total remaining assets. The Reserve stated that the fund's Board of Trustees has set aside almost the entire amount of the remaining assets to cover potential claims, fees, and expenses. The Company estimates that its clients' current positions held in the Reserve Yield Plus Fund amount to approximately 79% of the fund, which, if valued based on a $1.00 per share net asset value, would total approximately $47.3 million.

The SEC and other regulatory authorities are conducting investigations regarding the Company's offering of The Reserve Yield Plus Fund to clients. The Company has received subpoenas and other requests for documents and information from the regulatory authorities. The Company is cooperating with the investigations and requests. The Pennsylvania Securities Commission has filed an administrative order against the Company involving the sale of Yield Plus Fund securities to 21 Pennsylvania clients. An administrative hearing will be held to determine whether there have been violations of certain provisions of the Pennsylvania Securities Act of 1972 and rules thereunder and to determine what, if any, administrative sanctions should be imposed. The Company is defending the action.

In November 2008, a purported class action lawsuit was filed with respect to the Yield Plus Fund. The lawsuit is captioned *Ross v. Reserve Management Company, Inc. et al.* and is pending in the U.S. District Court for the Southern District of New York. The Ross lawsuit is on behalf of persons who purchased shares of Reserve Yield Plus Fund. On November 20, 2009, the plaintiffs filed a first amended complaint naming as defendants the fund's advisor, certain of its affiliates, and the Parent and certain of its directors, officers, and shareholders as alleged control persons. The complaint alleges claims of violations of the federal securities laws and other claims based on allegations that false and misleading statements and omissions were made in the Reserve Yield Plus Fund prospectuses and in other statements regarding the fund. The complaint seeks an unspecified amount of compensatory damages, including interest, attorneys' fees, rescission, exemplary damages, and equitable relief. On January 19, 2010, the defendants submitted motions to dismiss the complaint. The motions are pending.

The Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential loss, if any, that may result from these matters.

8. Commitments and Contingencies (continued)

Other Legal and Regulatory Matters – The Company is subject to other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's consolidated statement of financial condition or could cause the Company significant reputational harm. Management believes the Company has adequate legal defenses with respect to these legal proceedings to which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the consolidated statement of financial condition of the Company. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential losses, if any, that may result from these matters.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's consolidated statement of financial condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential fines, penalties, or injunctive or other equitable relief, if any, that may result from these matters.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the consolidated statement of financial condition could be significantly changed at a later date upon final determinations by taxing authorities. TD, an affiliate of the Parent, has agreed to indemnify the Company for tax obligations, if any, pertaining to activities of TD Waterhouse Group, Inc. prior to the Parent's acquisition of TD Waterhouse Group, Inc.

8. Commitments and Contingencies (continued)

Guarantees

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared on a fully disclosed basis through clearing brokers. In the event the clearing brokers do not fulfill their obligations, the Company may be exposed to risk. Pursuant to agreements between the Company and the clearing brokers, the clearing brokers charge the Company for unsecured losses that result from a client's failure to complete such transactions. As of September 30, 2010, the total amount of client margin loan balances maintained by the Company's clearing brokers and subject to such indemnification was approximately $7.8 billion. The clearing brokers seek to mitigate the risks associated with client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company has provided certain guarantees to the National Securities Clearing Corporation (NSCC), The Depository Trust Company (DTC), and JPMorgan Chase Bank (JPMorgan) on behalf of TDATC. Under these agreements, if TDATC becomes unable to satisfy its obligations to NSCC, DTC, or JPMorgan, the Company would be required to meet shortfalls. These guarantees may be terminated by the Company upon written notice. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these agreements is considered remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition.

See "Insured Deposit Account Agreement" in Note 10 for a description of a guarantee included in that agreement.

On July 20, 2009, the Company finalized settlements with the SEC and other regulatory authorities, concluding investigations by the regulators into the Company's offer and sale of auction rate securities (ARS). Under these settlement agreements, the Company commenced a tender offer to purchase, at par, from certain current and former account holders, eligible ARS that were purchased through the Company. The offer commenced on August 10, 2009, and the Company completed the repurchases on March 30, 2010. Through March 30, 2010, the Company purchased eligible ARS with an aggregate par value of approximately $305 million. The Company accounted for the ARS settlement as a financial guarantee. As of September 30, 2010, the Company held ARS with a fair value of approximately $209 million.

9. Fair Value Disclosures

ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income, and/or cost approaches. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, mutual funds and equity securities.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

- Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. This category includes money market and other mutual funds managed by The Reserve for which the net asset value has declined below $1.00 per share and the funds are being liquidated. This category also includes auction rate securities for which the periodic auctions have failed.

9. Fair Value Disclosures (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of September 30, 2010 (in thousands):

	Level 1	Level 2	Level 3	Fair Value
Assets				
Securities owned:				
Auction rate securities	$ –	$ –	$ 209,288	$ 209,288
Money market mutual funds	–	–	4,485	4,485
Equity securities	66	–	–	66
Municipal debt securities	–	1,287	–	1,287
Corporate debt securities	–	452	–	452
Other debt securities	–	55	–	55
Total assets at fair value	$ 66	$ 1,794	$ 213,773	$ 215,633
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 66	$ –	$ –	$ 66
Municipal debt securities	–	320	–	320
Corporate debt securities	–	378	–	378
Other debt securities	–	161	–	161
Total liabilities at fair value(1)	$ 66	$ 859	$ –	$ 925

(1) Amounts are included in accounts payable and accrued liabilities on the consolidated statement of financial condition.

9. Fair Value Disclosures (continued)

There were no transfers between levels of the fair value hierarchy during fiscal year 2010. The following table presents the changes in Level 3 assets measured on a recurring basis for the fiscal year ended September 30, 2010 (in thousands):

	September 30, 2009	Net Gains Included in Earnings	Purchases, Sales, Issuances and Settlements, Net	September 30, 2010
Assets				
Short-term investments:				
Money market mutual funds	$ 1,117	$ 11[1]	$ (1,128)	$ –
Securities owned:				
Auction rate securities	14,579	8,368[2]	186,341	209,288
Money market mutual funds	–	8,446[1]	(3,961)	4,485
Subtotal – Securities owned	14,579	16,814	182,380	213,773
Total assets at fair value	$ 15,696	$ 16,825	$ 181,252	$ 213,773

(1) Gains on money market mutual funds relate to shares of The Reserve Primary and International Liquidity Funds that the Company continues to hold as of September 30, 2010.

(2) Gains of $3.8 million relate to assets held as of September 30, 2010.

Effective October 1, 2009, the Company adopted ASC 820-10 for nonfinancial assets and liabilities that are not recognized or disclosed at fair value on the consolidated statement of financial condition on a recurring basis. There were no nonfinancial assets or liabilities measured at fair value during the fiscal year ended September 30, 2010.

9. Fair Value Disclosures (continued)

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 assets and liabilities.

Level 2 Measurements:

Debt Securities – The primary inputs to the valuation include quoted market prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, and credit spreads.

Level 3 Measurements:

Money Market Mutual Funds – The fair value of positions in money market mutual funds managed by The Reserve is estimated by management based on the underlying portfolio holdings data published by The Reserve.

Auction Rate Securities – ARS are long-term variable rate securities tied to short-term interest rates that are reset through a "Dutch auction" process, which generally occurs every seven to 35 days. Holders of ARS were previously able to liquidate their holdings to prospective buyers by participating in the auctions. During fiscal 2008, the Dutch auction process failed and holders were no longer able to liquidate their holdings through the auction process. The fair value of Company ARS holdings is estimated based on an internal pricing model. The pricing model takes into consideration the characteristics of the underlying securities as well as multiple inputs, including counterparty credit quality, expected timing of redemptions and an estimated yield premium that a market participant would require over otherwise comparable securities to compensate for the illiquidity of the ARS. These inputs require significant management judgment.

10. Related-Party Transactions

Contribution of thinkorswim, Inc. Introducing Broker-Dealer Business from TDAOH

On May 26, 2010, TDAOH contributed the following assets and liabilities in connection with the ultimate transfer of the introducing broker-dealer business of thinkorswim, Inc., an indirect wholly owned subsidiary of the Parent, to the Company (in thousands):

Goodwill	$ 445,439
Acquired intangible assets	159,820
Deferred income tax liabilities, net	(60,762)
Other, net	10,752
Net assets contributed	$ 555,249

Receivables from and Payables to Affiliates

Receivables from and payables to affiliates resulting from the related-party transactions described below are included in receivable from affiliates and payable to affiliates, respectively, on the consolidated statement of financial condition. Receivables from and payables to affiliates are generally settled in cash on a monthly basis.

Transactions with Subsidiaries of the Parent

The Company has system maintenance, marketing, and software licensing agreements with certain affiliates. In addition, the Company is allocated certain costs from entities related by common ownership.

Clearing Agreements

The Company clears a majority of its clients' securities transactions through TDAC on a fully disclosed basis and receives a share of transaction fees, net interest, and other revenues from TDAC pursuant to the revenue sharing provisions of a clearing agreement.

10. Related-Party Transactions (continued)

Income Taxes

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Receivable from affiliates on the statement of financial condition includes $24.7 million of income taxes receivable from the Parent as of September 30, 2010.

Transactions with The Toronto-Dominion Bank and Affiliates

TD is an affiliate of the Parent, owning approximately 45.9% of the Parent's common stock as of September 30, 2010, of which 45% is permitted to be voted under the terms of the Stockholders Agreement among TD, the Parent, and certain other stockholders. A description of significant transactions with TD and its affiliates is set forth below.

Insured Deposit Account Agreement

The Company, TDATC, and TDAC are party to an IDA agreement with TD and certain Depository Institutions affiliated with TD. Under the IDA agreement, the Depository Institutions make available to clients of the Company and TDATC FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. The Company and TDATC provide marketing and support services for the Depository Institutions and TDAC acts as agent for the clients of the Company and as recordkeeper for the Depository Institutions, in each case with respect to the money market deposit accounts. In exchange for providing these services, the Depository Institutions pay the Company, TDATC, and TDAC, collectively, a fee based on the yield earned on the client IDA assets, less the actual interest paid to clients, a flat fee to the Depository Institutions of 25 basis points, and the cost of FDIC insurance premiums.

The IDA agreement has a term of five years beginning July 1, 2008, and is automatically renewable for successive five-year terms, provided that it may be terminated by any party upon two years' prior written notice. The agreement provides that the fee earned on the IDA agreement is calculated based on three primary components: (a) the actual yield earned on investments in place as of July 1, 2008, which were primarily fixed-income securities backed by Canadian government guarantees, (b) the yield on other fixed-rate investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market

10. Related-Party Transactions (continued)

(generally LIBOR-based) at the time such investments were added to the IDA portfolio, and (c) floating-rate investments, based on the monthly average rate for 30-day LIBOR. The agreement provides that, from time to time, the Company may request amounts and maturity dates for the other fixed-rate investments (component (b) above) in the IDA portfolio, subject to the approval of the Depository Institutions. For the month of September 2010, the IDA agreement portfolio was comprised of approximately 8% component (a) investments, 82% component (b) investments, and 10% component (c) investments.

In the event the fee computation results in a negative amount, the Company, TDATC, and TDAC must pay the Depository Institutions the negative amount. This effectively results in the Company, TDATC, and TDAC guaranteeing the Depository Institutions revenue of 25 basis points on the IDA agreement, plus the reimbursement of FDIC insurance premiums. The fee computation under the IDA agreement is affected by many variables, including the type, duration, credit quality, principal balance, and yield of the investment portfolio at the Depository Institutions, the prevailing interest rate environment, the amount of client deposits, and the yield paid on client deposits. Because a negative IDA fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the fee calculation to result in a negative amount is remote and the fair value of the guarantee is not material. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for the IDA agreement.

Mutual Fund Agreements

The Company, TDAC, and an affiliate of TD are party to a sweep fund agreement, transfer agency agreement, shareholder services agreement, and a dealer agreement pursuant to which certain mutual funds are made available as money market sweep or direct purchase options to Company clients. The Company performs certain distribution and marketing support services with respect to those funds. In consideration for offering the funds and performing the distribution and marketing support services, an affiliate of TD compensates the Company in accordance with the provisions of the sweep fund agreement. The Company and TDAC also perform certain services for the applicable fund and earn fees for those services. The agreement may be terminated by any party upon one year's prior written notice and may be terminated by the Company or TDAC upon 30 days' prior written notice under certain circumstances.

10. Related-Party Transactions (continued)

Referral and Strategic Alliance Agreement

The Company is a party to a referral and strategic alliance agreement with TD Bank, N.A. and TD Wealth Management Services, Inc. (TDWMS). The strategic alliance agreement has a term of five years beginning February 1, 2010, and is automatically renewable for successive three-year terms, provided that it may be terminated by any party after January 1, 2011, upon 180 days' prior written notice. Under the agreement, TD Bank, N.A. will promote the Company's brokerage services to its clients using a variety of marketing and referral programs and TDWMS referred its existing brokerage account clients to the Company while TDWMS discontinued its brokerage operations. TD Bank, N.A. clients that open brokerage accounts at the Company and TDWMS clients that elected to transfer their accounts to the Company are considered program clients. The Company retains a fee for providing brokerage services to the program clients, and the program's net margin is shared equally between the Company and TD Bank, N.A.

Canadian Call Center Services Agreement

The Company has a wholly owned subsidiary, TD Waterhouse Canadian Call Center, Inc. (TDWCCC), for the purpose of contracting with TD for call center services in Canada. After May 1, 2013, either party may terminate this agreement without cause and without penalty by providing 24 months' prior written notice. In consideration of the performance by TD of the call center services, TDWCCC pays TD, on a monthly basis, an amount approximately equal to TD's monthly cost.

Certificates of Deposit Brokerage Agreements

The Company is party to a certificates of deposit brokerage agreement with TD Bank USA, under which the Company acts as agent for its clients in purchasing certificates of deposit from TD Bank USA. Under the agreement, TD Bank USA pays the Company a placement fee for each certificate of deposit issued in an amount agreed to by both parties. The Company has periodically promoted limited time offers to purchase a three-month TD Bank USA certificate of deposit with a premium yield to clients that made a deposit or transferred $25,000 into their Company brokerage account during a specified time period. Under these promotions, the Company reimburses TD Bank USA for the subsidized portion of the premium yield paid to its clients.

10. Related-Party Transactions (continued)

Trading Platform Hosting and Services Agreement

On June 11, 2009, immediately following the Parent's acquisition of thinkorswim Group Inc., the Parent completed the sale of thinkorswim Canada, Inc. (thinkorswim Canada), a wholly owned subsidiary of thinkorswim Group Inc., to TD Waterhouse Canada Inc. (TDW Canada), a wholly owned subsidiary of TD, for cash equal to the total tangible equity of thinkorswim Canada immediately prior to the closing of the transaction.

In connection with the sale of thinkorswim Canada, the Parent and TDW Canada entered into a trading platform hosting and services agreement. The agreement has an initial term of five years beginning June 11, 2009, and will automatically renew for additional periods of two years, unless either party provides notice of non-renewal to the other party at least 90 days prior to the end of the then-current term. Because this agreement represents contingent consideration to be paid for the sale of thinkorswim Canada, the Parent recorded and pushed down a $10.7 million receivable for the fair value of this agreement to thinkorswim, Inc. On May 26, 2010, TDAOH contributed the contingent consideration receivable to the Company in connection with the contribution of thinkorswim, Inc.'s introducing broker-dealer business to the Company.

Under this agreement, TDW Canada uses the Company's trading platform and the Company provides the services to support the platform. In consideration for the performance by the Company of all its obligations under this agreement, TDW Canada pays the Company, on a monthly basis, a fee based on average client trades per day and transactional revenues. Fees earned under the agreement are recorded as a reduction of the contingent consideration receivable until the receivable is reduced to zero. As of September 30, 2010, $9.7 million of contingent consideration is included in receivable from affiliates on the consolidated statement of financial condition.

Other Related-Party Transactions

TD Options LLC, a subsidiary of TD, paid the Company the amount of exchange-sponsored payment for order flow that it received for routing Company client orders to the exchanges.

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